Exhibit 99.1

Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2020 and 2019 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2020	2019	2020	2019
	Notes	$	$	$	$
Revenues		70,606	66,245	209,672	205,826
Cost of revenues		50,178	46,084	150,109	143,805
Gross margin		20,428	20,161	59,563	62,021

Operating expenses
Selling, general and administrative expenses	7	20,421	17,745	59,983	55,248
Business acquisitions and integration costs		500	1,374	1,603	3,464
Depreciation	7	900	878	2,709	2,474
Amortization of intangibles		2,703	2,716	9,249	7,798
Foreign exchange loss (gain)		47	30	399	(3)
		24,571	22,743	73,943	68,981
Operating loss		(4,143)	(2,582)	(14,380)	(6,960)
Financial expenses	8	870	608	2,425	1,679
Gain on recovery of note receivable		—	—	(660)	—
Gain on sale of subsidiary		—	(681)	—	(681)
Loss before income taxes		(5,013)	(2,509)	(16,145)	(7,958)
Income tax expense (recovery)
Current		(185)	(78)	1,050	(58)
Deferred		(35)	(616)	(2,382)	(2,208)
		(220)	(694)	(1,332)	(2,266)
Net loss		(4,793)	(1,815)	(14,813)	(5,692)
Basic and diluted loss per share	6	(0.08)	(0.03)	(0.25)	(0.10)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2020	2020
	Notes	$	$
Assets
Current assets
Cash		9,429	8,810
Accounts receivable and other receivables		57,853	67,662
Income taxes receivable		1,186	2,154
Unbilled revenue		12,072	8,015
Tax credits receivable		5,849	5,889
Prepaids		4,917	3,195
		91,306	95,725
Non-current assets
Restricted cash		3,228	2,212
Income taxes receivable		—	136
Tax credits receivable		6,169	7,015
Property and equipment		8,684	7,172
Right-of-use assets	3	12,462	11,492
Intangibles		39,463	51,804
Deferred tax assets		6,398	4,652
Goodwill		73,468	77,608
		241,178	257,816

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		44,283	50,327
Deferred revenue		11,777	9,602
Current portion of lease liabilities	3	1,577	1,559
Current portion of long-term debt	4	280	1,143
		57,917	62,631
Non-current liabilities
Long-term debt	4	54,462	52,086
Lease liabilities	3	15,269	11,673
Deferred tax liabilities		3,334	4,057
		130,982	130,447
Shareholders' equity
Share capital	5	195,967	195,335
Deficit		(93,665)	(78,780)
Accumulated other comprehensive income		409	6,123
Contributed surplus		7,485	4,691
		110,196	127,369
		241,178	257,816

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2020		58,073,517	195,335	(78,780)	6,123	4,691	127,369
Net loss		—	—	(14,813)	—	—	(14,813)
Other comprehensive loss		—	—	—	(5,714)	—	(5,714)
Total comprehensive loss		—	—	(14,813)	(5,714)	—	(20,527)
Share-based compensation		—	—	—	—	1,154	1,154
Share-based compensation on shares vested during the period, issued on business acquisitions	5	157,882	600	—	—	2,876	3,476
Repurchase of equity interests issued on business acquisitions	5	—	—	(72)	—	(1,204)	(1,276)
Issuance of Subordinate Voting Shares from settlement of DSU	5	7,718	32	—	—	(32)	—
Total contributions by, and distributions to, shareholders		165,600	632	(72)	—	2,794	3,354
Balance as at December 31, 2020		58,239,117	195,967	(93,665)	409	7,485	110,196

Balance as at March 31, 2019		55,665,476	186,861	(39,113)	1,469	2,239	151,456
Net loss		—	—	(5,692)	—	—	(5,692)
Other comprehensive loss		—	—	—	(2,488)	—	(2,488)
Total comprehensive loss		—	—	(5,692)	(2,488)	—	(8,180)
Share-based compensation		—	—	—	—	722	722
Issuance of Subordinate Voting Shares from exercise of stock options		30,151	116	—	—	(21)	95
Share-based compensation on shares vested during the period, issued on business acquisitions		—	305	—	—	379	684
Issuance of Subordinate Voting Shares from settlement of DSU		5,514	23	—	—	(23)	—
Acquisition of Matricis Informatique Inc.		473,646	1,800	—	—	—	1,800
Acquisition of Alithya Travercent LLC		1,274,510	3,870	—	—	—	3,870
Total contributions by, and distributions to, shareholders		1,783,821	6,114	—	—	1,057	7,171
Balance as at December 31, 2019		57,449,297	192,975	(44,805)	(1,019)	3,296	150,447

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 5

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2020	2019	2020	2019
	$	$	$	$
Net loss	(4,793)	(1,815)	(14,813)	(5,692)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries	(2,316)	(1,649)	(5,714)	(2,488)
	(2,316)	(1,649)	(5,714)	(2,488)
Comprehensive loss	(7,109)	(3,464)	(20,527)	(8,180)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 6

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2020	2019	2020	2019
	Notes	$	$	$	$
Operating activities
Net loss		(4,793)	(1,815)	(14,813)	(5,692)
Items not affecting cash
Depreciation and amortization		3,603	3,594	11,958	10,272
Amortization of finance costs	8	63	55	179	183
Share-based compensation		1,406	723	4,629	1,406
Unrealized foreign exchange loss (gain)		49	118	(258)	107
Foreign exchange gain on repayment of long-term debt		—	—	(610)	—
Forgiveness of PPP loan	4	(609)	—	(609)	—
Interest accretion on balances of purchase payable	8	208	71	627	127
Loss on disposal of property and equipment		—	—	204	—
Other		(5)	—	(128)	—
Gain on sale of subsidiary		—	(681)	—	(681)
Deferred taxes		(35)	(616)	(2,382)	(2,208)
Changes in non-cash working capital items	9	1,176	6,632	2,940	8,150
		5,856	9,896	16,550	17,356
Net cash from operating activities		1,063	8,081	1,737	11,664

Investing activities
Additions to property and equipment, net of disposals		(985)	(1,745)	(1,744)	(2,857)
Additions to intangibles		(160)	(47)	(166)	(47)
Repurchase of equity interests issued on business acquisitions	5	(1,276)	—	(1,276)	—
Restricted cash		(5)	(12)	(1,016)	(35)
Short-term deposits		—	(2)	—	(6)
Business acquisitions and divestiture, net of cash acquired		—	(7,386)	—	(7,386)
Right-of-use assets		—	—	—	222
Net cash used in investing activities		(2,426)	(9,192)	(4,202)	(10,109)

Financing activities
Increase in long-term debt, net of related transaction costs		9,988	19,808	45,209	40,710
Repayment of long-term debt		(7,470)	(12,807)	(41,990)	(33,300)
Repayment of lease liabilities		(332)	(372)	(886)	(1,351)
Exercise of stock options		—	—	—	96
Lease incentives		—	—	917	—
Net cash from financing activities		2,186	6,629	3,250	6,155

Effect of exchange rate changes		(65)	(314)	(166)	(720)
Net change in cash		758	5,204	619	6,990
Cash, beginning of period		8,671	14,587	8,810	12,801
Cash, end of period		9,429	19,791	9,429	19,791
Cash paid (included in cash flow used in operating activities)
Interest paid		324	412	1,216	1,182
Income taxes paid		136	60	327	347

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc., a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company and its subsidiaries (the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offering is based on four pillars of expertise: business strategy, application services, enterprise solutions and data and analytics. The Group deploys solutions, services, and skill sets to craft tools tailored to its client’s unique business needs in the financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government sectors.

The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa
Boulevard, Suite 400, Montréal, Quebec, Canada, H3B 3A5.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2020.
The accounting policies have been applied consistently by all Alithya entities.
BASIS OF PREPARATION
Statement of Compliance
The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2020.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 10, 2021.
Basis of Measurement and Comparative Figures
The interim condensed consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, which are measured at fair value.
Certain figures have been reclassified to conform to the current year presentation.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
Assessment of COVID-19 impact
As a result of the continued and uncertain economic and business impact of the COVID-19 pandemic, the Group has reviewed its estimates, judgments and assumptions used in the preparation of its interim condensed consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets. The estimates, judgments and assumptions used were the same as those applied in the Group's last annual audited financial statements for the year ended March 31, 2020.

As the situation is evolving and the impact of the COVID-19 pandemic on the Group’s operations and financial conditions will be impacted by the duration of government-mandated measures and overall customer demand, revisions may be required in future periods to estimates and assumptions. Although management expects the COVID-19 pandemic related disruptions to continue beyond fiscal 2021, management believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:

New Standards and Interpretations Issued but Not Yet Effective

On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.

On May 28, 2020, the IASB published COVID-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not expect it to materially impact the Group’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
3. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	December 31, 2020	March 31, 2020
	$	$
Beginning balance as at April 1, 2020 and 2019	11,492	6,509
Additions	2,570	7,262
Terminations	—	(381)
Depreciation	(1,426)	(2,090)
Lease inducement allowance	24	3
Exchange rate effect	(198)	189
Ending balance	12,462	11,492

Lease liabilities

As at	December 31, 2020	March 31, 2020
	$	$
Beginning balance as at April 1, 2020 and 2019	13,232	6,668
Additions	2,570	7,257
Terminations	—	(381)
Adjustment	(104)	—
Lease payments	(1,331)	(2,129)
Lease incentives	2,243	1,249
Lease interest	445	375
Exchange rate effect	(209)	193
Ending balance	16,846	13,232
Current portion	1,577	1,559
	15,269	11,673

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LEASES (CONT'D)
Contractual lease payments under the lease liabilities as at December 31, 2020 are as follows:

As at	December 31, 2020
$
Less than one year	2,191
One to two years	2,308
Two to five years	6,682
More than five years	8,634
Total undiscounted lease payments at period end	19,815

Amounts recognized in net loss

	For the three months ended December 31,		For the nine months ended December 31,
As at	2020	2019	2020	2019
	$	$	$	$
Interest on lease liabilities	155	136	445	278
Expenses relating to short-term leases	—	65	—	105
Variable lease payments	573	603	1,981	1,429
	728	804	2,426	1,812

Total cash outflow for leases for the three and nine months ended December 31, 2020 was $1,060,388 and $3,312,081, respectively, and $1,175,589 and $3,162,813 for the three and nine months ended December 31, 2019, respectively.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	December 31,	March 31,
	2020	2020
	$	$
Senior secured revolving credit facility (a)	29,477	37,615
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8 % effective interest rate) payable April 3, 2022	2,960	2,877
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0 % effective interest rate), payable on October 1, 2022	1,626	1,556
Balance of purchase payable with a nominal value of $8,704,673 (US$6,825,000), non-interest bearing (6.0 % effective interest rate), payable on December 13, 2022	7,769	8,232
Balance of purchase payable with a nominal value of $3,258,750, non-interest bearing (5.7 % effective interest rate) payable on February 1, 2022	3,069	2,944
Unsecured promissory notes (US$5,825,000) (b)	7,428	—
Deferral of employment tax payments (US$1,877,894) (c)	2,395	—
Other	280	347
Unamortized transaction costs (net of accumulated amortization of $413,753 and $234,858)	(262)	(342)
	54,742	53,229
Current portion of long-term debt	280	1,143
	54,462	52,086

(a) The senior secured revolving credit facility (the "Credit facility") is available to a maximum amount of $60,000,000 and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.

The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.00% to 1.50%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively. Until June 30, 2021, the applicable margin on the Canadian or U.S. advances and the bankers' acceptances and LIBOR advances is set at 1.50% and 2.75%, respectively. Thereafter, the applicable margin will be determined based on threshold limits for certain financial ratios.

As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. A monthly minimum availability test is also applicable until March 31, 2021. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

The Group was in compliance with all of its financial covenants as at December 31, 2020 and March 31, 2020.

(b) As a result of the COVID-19 pandemic, on May 5, 2020, certain U.S. subsidiaries of the Company received funding under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes"). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments for the initial six months of the loan, with respect to any portion of the Notes which is not forgiven as described below.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LONG-TERM DEBT (CONT'D)
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP. Such forgiveness will be determined, subject to limitations and ongoing rule making by the SBA, based on the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. While there is no assurance the Company will obtain forgiveness of the PPP loan in whole or in part, the Company has used the proceeds of the Notes for qualifying expenses.

The Company recorded full loan forgiveness, for one of the Group's U.S. subsidiaries, following confirmation of forgiveness, in the amount of US$475,000 ($608,728). The amount has been recorded as a reduction of cost of revenues and selling, general and administrative expenses in the amounts of $533,686 and $75,042, respectively. The remaining PPP loans are still under review for forgiveness.

(c) The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.

5. SHARE CAPITAL

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	157,882	600	—	—
Settlement of deferred share units	7,718	32	—	—
As at December 31, 2020	51,070,133	192,452	7,168,984	3,515

During the nine months ended December 31, 2020, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration rights.
•As part of the Travercent Acquisition, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US $975,000 ($1,276,175). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,237 and $1,203,938, respectively. The Company continues to account for the December 13, 2021 and 2022 anniversary share consideration rights as an equity instrument.
•7,718 deferred share units ("DSU") were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE CAPITAL (CONT'D)
Share purchase plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.
Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
Stock options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Class B multiple voting shares (the "Multiple Voting Shares") issued and outstanding from time to time.
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	3,172,289	3.72
Granted	755,000	2.26
Forfeited	(126,235)	4.98
Expired	(5,959)	3.44
Ending balance as at December 31, 2020	3,795,095	3.39
Exercisable at period end	1,845,358	3.25

Included in the 1,845,358 of stock options exercisable as at December 31, 2020, 963,160 stock options are available to purchase Multiple Voting Shares.
On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)

5. SHARE CAPITAL (CONT'D)
Deferred Share Units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be on the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than on the date that is six months after the termination date for eligible U.S. participants.
The following table presents information concerning DSU activity for the period:

	Number of DSU	Weighted average exercise price
		$
Beginning balance as at April 1, 2020	140,885	3.48
Granted	161,486	2.53
Settled	(7,718)	4.16
Ending balance as at December 31, 2020	294,653	2.94

On June 30, 2020, 66,840 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.10, per DSU, for an aggregate fair value of $140,364. The amounts have been recorded in share-based compensation expense.
On September 30, 2020, 46,405 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.89, per DSU, for an aggregate fair value of $134,110. The amounts have been recorded in share-based compensation expense.
On December 31, 2020, 48,241 fully vested DSU, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.78 per DSU, for an aggregate fair value of $134,110. The amounts have been recorded in share-based compensation expense.
Restricted Share Units ("RSU")
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant RSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSU shall vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
On June 23, 2020, 181,498 RSU, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,185. Share-based compensation expense for the three and nine months ended December 31, 2020 was $101,488 and $212,571, respectively.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE CAPITAL (CONT'D)
Share-Based Compensation
The number of Alithya stock options granted to employees during the nine months ended December 31, 2020 and 2019, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	December 31,
	2020	2019
Compensation expense related to the options granted	106	238
Number of stock options granted	755,000	970,500
Weighted average fair value of options granted	$0.81	$1.13
Aggregate fair value of options granted	609	1,096
Weighted average assumptions
Share price	$2.26	$3.63
Exercise price	$2.26	$3.63
Risk-free interest rate	0.46%	1.79%
Expected volatility*	35%	30%
Dividend yield	—	—
Expected option life (years)	6.6	5.7
Vesting conditions – time (years)	3.2	2.7

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
6. EARNINGS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(4,793)	(1,815)	(14,813)	(5,692)

Weighted average number of common shares outstanding	58,237,401	56,414,324	58,132,638	55,919,574
Basic and diluted loss per share	(0.08)	(0.03)	(0.25)	(0.10)

The stock options mentioned in Note 5 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Employee compensation costs	51,672	45,758	155,341	141,286
Tax credits	(1,618)	(1,448)	(4,865)	(3,519)
Selling expenses (1)	11,237	9,891	34,875	30,222
General and administrative expenses (1)	9,184	7,854	25,108	25,026
Depreciation of property and equipment	445	305	1,283	849
Depreciation of right-of-use assets	455	573	1,426	1,625

(1) Including related employee compensation costs.

Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. During the three and nine months ended December 31, 2020, the subsidiaries recorded subsidies of $484,298 and $2,504,002, respectively.

On October 14, 2020, the Canadian federal government adopted new rules under the CEWS program, including the extension to June 2021 among other important changes. Based on the new rules, certain subsidiaries within the Group may be eligible to receive further funding. Management continues to assess eligibility under these new rules. However, since those amounts will be determined based on actual future revenues, it is not yet possible to provide a reasonable estimate of their expected amount.

During the three and nine months ended December 31, 2020, Alithya France SAS (formerly Alithya Consulting SAS), a subsidiary located in France, received approximately €82,000 and €401,000 ($124,212 and $616,212), respectively, pursuant to the French government’s partial activity program. The program is subject to certain annual limits per employee.
8. FINANCIAL EXPENSES
The following table summarizes financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Interest on long-term debt	307	258	864	881
Interest and financing charges	141	95	329	245
Interest on lease liabilities	156	135	445	277
Amortization of finance costs	63	55	179	183
Interest accretion on balances of purchase payable	208	71	627	127
Interest income	(5)	(6)	(19)	(34)
	870	608	2,425	1,679

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 2020 AND 2019
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Accounts receivable and other receivables	2,379	4,587	6,684	11,526
Income taxes receivable	(100)	(149)	910	(591)
Unbilled revenue	(738)	1,469	(4,214)	(68)
Tax credits receivable	(1,287)	(1,290)	893	366
Prepaids	(2,431)	(90)	(1,906)	76
Accounts payable and accrued liabilities	1,573	994	(2,158)	(4,723)
Deferred revenue	1,780	1,111	2,731	1,564
	1,176	6,632	2,940	8,150

10. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has examined its activities and has determined, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.
Revenues by geographic location
The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
	2020		2019		2020		2019
	$	%	$	%	$	%	$	%
Canada	40,029	56.7	36,732	55.4	117,335	56.0	109,638	53.3
U.S.	27,598	39.1	26,420	39.9	84,953	40.5	86,657	42.1
Europe	2,979	4.2	3,093	4.7	7,384	3.5	9,531	4.6
	70,606	100.0	66,245	100.0	209,672	100.0	205,826	100.0

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	December 31,		March 31,
	2020		2020
	$	%	$	%
Canada	64,141	47.8	64,143	43.3
U.S.	68,728	51.3	82,607	55.8
Europe	1,208	0.9	1,326	0.9
	134,077	100.0	148,076	100.0

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2020 and 2019	| 18